UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Loop Industries, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

543518104
(CUSIP Number)

Daniel Solomita President and Chief Executive Officer Loop Industries, Inc. 480 Fernand Poitras, Terrebonne, Quebec, Canada, J6Y 1Y4 (450) 951-8555
(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 543518104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Daniel Solomita
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER	53,688,981(2) shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	18,800,000(3) shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	53,688,981(2) shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	18,800,000(3) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,488,981(4) shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%(5)
14	TYPE OF REPORTING PERSON IN

(1)
Daniel Solomita received 1 share of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (the “Series A Preferred Stock”) on February 19, 2016 as consideration for agreeing not to terminate his employment for five years pursuant to that certain amendment to his employment agreement dated February 15, 2016.
(2)
Consists 1 share of the Series A Preferred Stock with voting power equal to the number of votes calculated as follows:
n = ((Ct / 0.35) - (Ct + Cdp)) / SAt
Where:	Ct =	The number of shares of Common Stock (as defined below) outstanding and entitled to vote;
	Cdp=	The number of shares of Common Stock outstanding and entitled to vote and held by Daniel Solomita, our President and Chief Executive Officer, and his permitted transferees; and
	SAt=	The number of shares of Series A Preferred Stock outstanding.
The Series A Preferred Stock shall have other voting rights as set forth in the Issuer’s Articles of Incorporation.
As of October 8, 2019, there were 39,032,528 shares of the common stock par value $0.0001 per share, of the Issuer (the “Common Stock”) outstanding as reported on the Issuer’s Form 10-Q filed on October 8, 2019.
(3)
Consists of 200,000 shares of Common Stock held directly by Daniel Solomita as well as 18,600,000 shares of the Common Stock held by 10036552 Canada Inc. Daniel Solomita controls the voting of the 18,600,000 shares of Common Stock held by 10036552 Canada Inc.
(4)
Consists of the super voting power of the 1 share of Series A Preferred Stock described in footnote (2) the 200,000 shares of Common Stock held directly by Daniel Solomita and the 18,600,000 shares of Common Stock held by 10036552 Canada Inc.
(5)
Denominator calculated by adding the super voting power of the 1 share of Series A Preferred Stock described in footnote (2) to the 39,032,528 shares of the Common Stock outstanding on October 8, 2019, as reported on the Issuer’s Form 10-Q filed on October 8, 2019.

CUSIP No. 543518104	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS 10036552 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER	0 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER	18,800,000(2) shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	18,800,000(2) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,800,000(2) shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%(3)
14	TYPE OF REPORTING PERSON CO

(1)
10036552 Canada Inc. received the 18,600,000 shares of Common Stock from Daniel Solomita in exchange for 100 shares of preferred stock in 10036552 Canada Inc.
(2)
Consists of 200,000 shares of Common Stock held directly by Daniel Solomita as well as 18,600,000 shares of the Common Stock held by 10036552 Canada Inc. Daniel Solomita controls the voting of the 18,600,000 shares of Common Stock held by 10036552 Canada Inc.
(3)
Denominator calculated by adding the voting power of the 1 share of Series A Preferred Stock which is equivalent to 53,688,981 shares to the 39,032,528 shares of the Common Stock outstanding on October 8, 2019, as reported on the Issuer’s Form 10-Q filed on October 8, 2019.

CUSIP No. 543518104	SCHEDULE 13D	Page 4 of 9 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1, dated November 27, 2019, (the “Amendment”) amends and supplements the statement on Schedule 13D filed on November 3, 2015 (the “Original Schedule 13D”) by Daniel Solomita (“Solomita”). This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Loop Industries, Inc. (formerly known as First American Group Inc.), a Nevada corporation (the “Issuer”), and amends the Original Schedule 13D to, among other things, reflect (1) Solomita’s purchase of an 1,600,000 additional shares of Common Stock from certain stockholders of the Issuer, (2) the issuance of 1 share of Series A Preferred Stock value $0.0001 per share, of the Issuer (the “Series A Preferred Stock”) with special voting rights to Solomita, (3) Solomita’s transfer of 18,600,000 shares to 10036552 Canada Inc. (together with Solomita, the “Reporting Persons”) and (4) the settlement of 200,000 restricted stock units on October 15, 2019. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated November 27, 2019, as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment).

Item 1. SECURITY AND ISSUER.

Item 1 is deleted in its entirety and replaced with the following text:

This statement relates to shares of the common stock, par value $0.0001 per share, of Loop Industries, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 480 Fernand Poitras, Terrebonne, Quebec, Canada, J6Y 1Y4.

Item 2. IDENTITY AND BACKGROUND.

Item 2 is deleted in its entirety and replaced with the following text:

Daniel Solomita

(a)-(c)
Solomita’s business address is 480 Fernand Poitras, Terrebonne, Quebec, Canada, J6Y 1Y4. Solomita’s present principal occupation or employment is as President and Chief Executive Officer at Loop Industries, Inc., and the principal place of business of such business is Terrebonne, Quebec, Canada.

(d) - (e)
During the last five years, Solomita has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)
Solomita is a citizen of Canada.

10036552 Canada Inc.

10036552 Canada Inc. is a corporation organized in Quebec, Canada. Its principal business is 480 Fernand Poitras, Terrebonne, Quebec, Canada, J6Y 1Y4, and the address of its principal office is Terrebonne, Quebec, Canada.

(d) - (e)
During the last five years, 10036552 Canada Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

CUSIP No. 543518104	SCHEDULE 13D	Page 5 of 9 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is deleted in its entirety and replaced with the following text:

On June 29, 2015, the Issuer, formerly known as “First American Group, Inc.”, entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among the Issuer, Loop Holdings, Inc., a Nevada corporation (“Loop Holdings”), and the holders of common stock of Loop Holdings, which consisted of 40 stockholders. Under the terms and conditions of the Share Exchange Agreement, the Issuer offered and sold 93,030,000 shares of common stock of the Issuer in consideration for all the issued and outstanding shares in Loop Holdings. Solomita was issued 68,000,000 of such 93,030,000 shares in the share exchange under the terms and conditions of the Share Exchange Agreement (the “Share Exchange”). As a result of the Share Exchange, Loop Holdings became a wholly-owned subsidiary of Issuer and was subsequently merged with and into the Issuer.

On July 21, 2015, the Issuer filed, with the Secretary of State of the State of Nevada, a Certificate of Change, effecting a one-for-four (1:4) reverse split of the Issuer’s issued and outstanding shares of Common Stock. The reverse split took effect on the OTCQB on September 21, 2015. As a result of the reverse split, Solomita’s 68,000,000 shares of Common Stock were reverse split into 17,000,000 shares of common stock of the Issuer.

Solomita signed Share Purchase Agreements, dated October 27, 2015, with each of Rocas Limited, Humber AG and Jackson Bennett LLC, to purchase 475,000 shares, 500,000 shares, and 625,000 shares, respectively, of the Common Stock, for an aggregate purchase price of $160.00 USD. The source of funds used in purchasing these shares was personal fund. These shares transfers were delayed and were not settled until November 15, 2016.

On February 19, 2016, the Articles of Incorporation of the Issuer was amended to authorize 1 share of Series A Preferred Stock and the Issuer issued the 1 share of Series A Preferred Stock to Solomita in consideration for him agreeing to amend his Employment Agreement (as defined below) on February 15, 2016 where he agreed not to terminate his employment for five years. The Series A Preferred Stock has a voting power equal to the number of votes calculated as follows:

n = ((Ct / 0.35) - (Ct + Cdp)) / SAt
Where:	Ct =	The number of shares of Common Stock (as defined below) outstanding and entitled to vote;
	Cdp=	The number of shares of Common Stock outstanding and entitled to vote and held by Daniel Solomita, our President and Chief Executive Officer, and his permitted transferees; and
	SAt=	The number of shares of Series A Preferred Stock outstanding.

The Series A Preferred Stock shall have other voting rights as set forth in the Issuer’s Articles of Incorporation.

On May 31, 2017, Solomita transferred 18,600,000 shares of common stock of the Issuer to 10036552 Canada Inc. in exchange for 100 shares of preferred stock in 10036552 Canada Inc.

On October 15, 2019, 200,000 shares were issued to Solomita following the settlement of 200,000 restricted stock units.

Item 4. PURPOSE OF TRANSACTION.

Item 4 is deleted in its entirety and replaced with the following text:

Current Holdings

Solomita acquired the 68,000,000 shares of the Common Stock, as described in Item 3 herein, in the Share Exchange.

CUSIP No. 543518104	SCHEDULE 13D	Page 6 of 9 Pages

The 1,600,000 shares of Common Stock were acquired as part of a series of transactions where certain stockholders of the Issuer, including Solomita, acquired additional shares of Common Stock from, and provided liquidity to, certain other stockholders of the Issuer.

The 1 share of Series A Preferred Stock, as described in Item 3 herein, was issued to Solomita in connection with and as consideration for Solomita’s willingness and agreement to not resign from the Issuer for a period of five years. As Solomita already had control of the Issuer, the acquisition of the share was not intended for acquiring control of Issuer but to maintain control over Issuer. He retains a majority voting power with the super voting rights of the Series A Preferred Stock for so long as he holds or controls (with permitted transferees such as 10036552 Canada Inc.) at least 7.5% of the issued and outstanding shares of the Common Stock.

As described in Item 3 herein, on May 31, 2017, Solomita transferred 18,600,000 shares of common stock of the Issuer to 10036552 Canada Inc. in exchange for 100 shares of preferred stock in 10036552 Canada Inc.

As described in Item 3 herein, on October 15, 2019, 200,000 shares were issued to Solomita following the settlement of 200,000 restricted stock units.

Expected Acquisitions

In addition, in connection with the Share Exchange, Issuer and Solomita entered into an employment agreement dated June 29, 2015 (the “Employment Agreement”) whereby the Issuer would grant to Solomita up to four bonus awards of 1,000,000 shares of the Common Stock each payable upon the achievement of a certain milestone specified in the Employment Agreement (the awards, the “Bonus Awards”). The Employment Agreement provided that the Bonus Awards could be settled, at Solomita’s election, in shares of Common Stock, in whole or in part, in the form of a restricted stock grant with a future vesting date, or by warrant or an option with no or a nominal exercise price.

The first milestone under the Employment Agreement was achieved on April 10, 2017 when the Issuer qualified to trade on the OTCQX. Therefore, the Issuer recorded a stock-based compensation in the period ending February 28, 2017on the 1,000,000 share of Common Stock (the “Initial Bonus Award”) that was considered to be earned although not yet issued. Subsequently, the Issuer restated its financials for the period ending February 28, 2017 to indicate the appropriate fair value of the Initial Bonus Award would be $0.8 million. Although the Initial Bonus Award was earned it was never issued as Solomita had not made an election to the form by which the Initial Bonus Award would be granted.

Subsequently, on July 13, 2018, the Issuer and Solomita amended and restated the Employment Agreement to retroactively adjust the structure of the Bonus Awards as restricted stock units (the “Restated Agreement”). Pursuant to the Restated Agreement, the Issuer would grant an aggregate of 4 million restricted stock units (“RSUs”) that would vest upon certain milestones in increments of 1 million shares each, and the RSUs that are vested will be settled on a yearly basis on the later of (i) October 15 following the vesting date or (ii) the earlier of (a) first date in which the trading window is open after the vesting date and (b) the last trading day of the calendar year of the vesting date. On June 27, 2018, the Board approved form of the Restated Agreement and a springing grant of 4 million restricted stock units pursuant to the Restated Agreement that became effective on June 27, 2019, date of the Issuer’s following Annual General Meeting of the shareholders, when the increase in the shares reserved under the Issuer’s equity incentive plan was approved and adopted by the shareholders of the Issuer. Because the first milestone has been satisfied, 1 million RSUs vested immediately, of which 200,000 were settled on October 15, 2019 and each of the three anniversaries thereafter.

The other three milestones are set forth below:

Milestone Two: 1,000,000 shares of common stock shall be issued to Mr. Solomita when Issuer executes a contract for a minimum quantity of 25,000 M/T of PTA/EG or a PET;

Milestone Three: 1,000,000 shares of common stock shall be issued to Mr. Solomita when Issuer’s first full-scale production facility is in commercial operation; and

Milestone Four: 1,000,000 shares of common stock shall be issued to Mr. Solomita when Issuer’s second full-scale production facility is in commercial operation.

CUSIP No. 543518104	SCHEDULE 13D	Page 7 of 9 Pages

Shelf Registration Statement

On August 10, 2018, the Issuer filed registration statement on Form S-3 to register, among other securities, 5,482,356 shares of Common Stock held by certain of Issuer’s stockholders, which was declared effective on August 23, 2018 (the “Registration Statement”). Out of the 5,482,356 shares registered, 300,000 were offered on behalf of 10036552 Canada Inc. but no such shares of Common Stock have been sold to date under this Registration Statement.

On October 8, 2019, the Issuer filed registration statement on Form S-3 to register 2,081,451 shares of Common Stock held by certain of Issuer’s stockholders, which was declared effective on October 21, 2019. Out of the 2,081,451 shares registered, none were offered on behalf of Solomita or 10036552 Canada Inc.

Other Plans

Other than as described in the foregoing section, neither Solomita nor 10036552 Canada Inc., to Solomita’s knowledge, has any present plan or proposal which would relate to or result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Solomita and 10036552 Canada Inc. may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Daniel Solomita	72,488,981 (2)	78.2%
10036552 Canada Inc.	18,800,000	20.3%

(1)
The percentage of beneficial ownership is determined by using a denominator calculated by adding the voting power of the 1 share of Series A Preferred Stock which is equivalent to 53,688,981 shares to the 39,032,528 shares of the Common Stock outstanding on October 8, 2019, as reported on the Issuer’s Form 10-Q filed on October 8, 2019.
(2)
Consists of the super voting power of the 1 share of Series A Preferred Stock and the 18,800,000 shares of Common Stock held directly and indirectly by Solomita. The Series A Preferred Stock has a voting power equal to the number of votes calculated as follows:
n = ((Ct / 0.35) - (Ct + Cdp)) / SAt
Where:	Ct =	The number of shares of Common Stock (as defined below) outstanding and entitled to vote;
	Cdp=	The number of shares of Common Stock outstanding and entitled to vote and held by Daniel Solomita, our President and Chief Executive Officer, and his permitted transferees; and
	SAt=	The number of shares of Series A Preferred Stock outstanding.

CUSIP No. 543518104	SCHEDULE 13D	Page 8 of 9 Pages

(b)
Each of the Reporting Person’s responses to cover page Items 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c)
To the knowledge of Solomita, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d)
To the knowledge of Solomita, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)
Inapplicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is deleted in its entirety and replaced with the following text:

Except as described elsewhere herein, to the knowledge of Solomita, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is deleted in its entirety and replaced with the following text:

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Exhibit No.
99.1	Joint Filing Agreement, dated as of November 27, 2019, by and between the Reporting Persons.	Filed herewith
99.2	Share Exchange Agreement, dated June 29, 2015, by and among First American Group Inc., Loop Holdings, Inc., and the stockholders of Loop Holdings, Inc.	8-K	000-54768	June 30, 2015	2.1
99.3	Articles of Incorporation, as amended to date	10-K	000-54768	May 30, 2017	3.1
99.4	Employment Agreement dated June 29, 2015, as amended February 15, 2016, by and between Loop Industries, Inc. and Daniel Solomita	10-K	000-54768	May 30, 2017	10.4
99.5	Amended and Restated Employment Agreement of Daniel Solomita, effective July 13, 2018	8-K	000-54768	July 13, 2018	10.1

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019	/s/ Daniel Solomita
Daniel Solomita, Individually

10036552 Canada Inc.

Dated: November 27, 2019	/s/ Daniel Solomita
By: Daniel Solomita, President and Chief Executive Officer